SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Richardson-Vicks Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



RICHARDSON-VICKS SAVINGS PLAN

Financial Statements for the Year Ended December 31, 1995 and the Six-Month Period from July 1, 1994 to December 31, 1994 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

RICHARDSON-VICKS SAVINGS PLAN
TABLE OF CONTENTS FOR THE YEAR ENDED DECEMBER 31, 1995
AND THE SIX-MONTH PERIOD FROM JULY 1, 1994 TO DECEMBER 31, 1994

                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1
FINANCIAL STATEMENTS:

Statements of Net Assets Available for
 Benefits, December 31, 1995 and
 December 31, 1994                                                 3
Statements of Changes in Net Assets Available
 for Benefits for the Year Ended
 December 31, 1995 and the Six-Month Period
 from July 1, 1994 to December 31,  1994                           4
Notes to Financial Statements for the
 Year Ended December 31, 1995 and the
 Six-Month Period from July 1, 1994 to
 December 31, 1994                                                 5

SUPPLEMENTAL SCHEDULE - Assets Held for
 Investment (Item 27a of Form 5500),
 December 31, 1995                                                 11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

Reportable Transactions for the Year Ended December 31, 1995
Assets Acquired and Disposed of Within the Plan Year
Party-in-Interest Transactions
Obligations in Default
Leases in Default


INDEPENDENT AUDITORS' REPORT

To the Richardson-Vicks Inc. Savings Plan Committee: We have audited the accompanying statements of net assets available for benefits of the Richardson-Vicks Savings Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995 and the six-month period from July 1, 1994 to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by PNC Bank, Ohio, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the Plan's financial statements as of December 31, 1994 and for the six-month period from July 1, 1994 to December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
September 30, 1996





RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994

                                          1995           1994

INVESTMENTS, At fair value:
  Investment in the Procter and
   Gamble Master Savings Trust        $44,273,782      $38,788,752
  Loans to Participants                   224,783          302,914

INTEREST AND DIVIDEND RECEIVABLE            3,121

OTHER ASSETS                                                    72
                                       ----------       ----------
    Total assets                       44,501,686       39,091,738
                                       ----------       ----------
LIABILITIES - Other -                                           88
                                       ----------       ----------

NET ASSETS AVAILABLE FOR
 BENEFITS                             $44,501,686      $39,091,650
                                       ==========       ==========

See notes to financial statements.


RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE SIX-MONTH PERIOD FROM JULY 1, 1994 TO DECEMBER 31, 1994

                                         1995               1994

ADDITIONS:
  Investment income:
    Equity in net earnings
    of the Procter and Gamble
    Master Savings Trust              $ 8,635,267      $ 2,880,481
    Interest income                        26,049            9,404
                                        ---------        ---------
    Total investment income             8,661,316        2,889,885
  Transfer from unaffiliated plan         291,077
                                        ---------        ---------
       Total additions                  8,952,393        2,889,885
                                        ---------        ---------
DEDUCTIONS:
  Distributions                         3,542,357        2,893,005
                                        ---------        ---------
       Total deductions                 3,542,357        2,893,005
                                        ---------        ---------

NET INCREASE (DECREASE)                 5,410,036           (3,120)

NET ASSETS AVAILABLE FOR
 BENEFITS:
     Beginning of year                 39,091,650       39,094,770
                                       ----------       ----------

     End of year                      $44,501,686      $39,091,650
                                      ===========      ===========

See notes to financial statements.



RICHARDSON-VICKS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND
THE SIX-MONTH PERIOD FROM JULY 1, 1994 TO DECEMBER 31, 1994

1.  PLAN DESCRIPTION

The following brief description of the Richardson-Vicks Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan established by Richardson-Vicks Inc. (Company) to provide a means for eligible employees to supplement their retirement income. The Plan assets are held in a combined trust account (Master Trust) with the assets of other defined contribution plans (see
Note 5). Each of the plans has a proportionate and undivided ownership interest in the Master Trust assets.

The Company is a wholly-owned subsidiary of The Procter & Gamble Company
(Parent).

Substantially all employees of the Company in the United States are eligible to participate in the Plan upon completion of one year of eligibility service, which is equal to 1,000 service hours. Employees who are covered under a collective bargaining agreement or who are leased employees are not eligible to participate.

Contributions - Effective December 31, 1987, both employee and employer contributions to the Plan were suspended. Plan participants became eligible to participate in the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1987.

Vesting - Effective with the suspension of contributions on December 31, 1987, all participants became fully vested.

Withdrawals - Participants may withdraw all before-tax employee contributions prior to termination upon attainment of age 59 1/2 (in addition to a withdrawal due to financial hardship). A withdrawal from employer contributions may be made once every six months, but shall not exceed one-half of total employer contributions and may not be less than $500.

Distributions - Distributions of Plan benefits may be made in a lump sum or in equal amounts over a period not to exceed 10 years following the date of termination. No distribution shall be made to a participant before attaining age 65 unless previously requested by the participant. Participants may also elect to receive benefits payable under the Plan by direct transfer to trusts forming part of individual retirement accounts, which, as represented by the participants, meet the requirements of Section 408(a) of the Internal Revenue Code of 1986. Distributions payable to participants as of December 31, 1995 and December 31, 1994 are $16,098 and $80,932, respectively.

Loans - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. The fixed interest rate on new loans is calculated based on the prime rate as of the first day of the quarter in which the loan is originated, subject to adjustment for fluctuations of prime during the quarter of two percent or more. Former Company employees with deferred balances may not borrow against their accounts.

Transfer From Unaffiliated Plan - Amounts represent account balances of Company employees transferred from unaffiliated Parent plans.

Plan Termination - The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the net assets of the Plan will be distributed in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document. In accordance with the terms of the Plan, the net value of each participant's account becomes payable upon termination of the Plan.

Plan Year End - During 1994, the Company changed the Plan year end from June 30 to December 31.

Participant Accounts and Investment Options - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account The Collective Income Fund was discontinued during 1995 and participants were allowed to reallocate among the other investment options. If a participant chose not to reallocate, all funds previously held in the Collective Income Fund were transferred to the Reserve Fund. Participants may allocate their account balances in one or all of the following investment options offered by the Master Trust:

Reserve Fund - A fund investing in short to medium length maturity, interest-bearing instruments.

Company Stock Fund - A fund investing in shares of The Procter & Gamble Company common stock.

Managed Bond Fund - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

Management Large Company Fund - A fund investing in equity securities of approximately 300 domestic, large company stocks.

Diversified Fund - A fund investing in a balanced fund consisting of both equity and fixed securities.

Collective Income Fund - A fund investing in guaranteed investment contracts with varying maturities, sizes and yields.

The activity and balances in the funds are summarized as follows for the year ended December 31, 1995 and for the six-month period from July 31, 1994 to December 31, 1994.






                                    Collective   Management                 Managed
                       Company      Income       Large Company Diversified  Bond     Reserve     Loans to
                       Stock Fund   Fund         Fund          Fund         Fund     Fund        Participants  Total
Net assets
 available for
 benefits,
 June 30, 1994         $13,628,919 $ 20,767,593  $4,401,578                                      $296,680   $39,094,770

Equity in net
 earnings of the
 Procter & Gamble
 Master Savings
 Trust                   2,091,243      555,635     233,603                                                   2,880,481
Interest income                                                                                     9,404         9,404
Other                          (27)                                                                                 (27)
Distributions to
 participants             (757,547)  (1,928,876)   (198,112)                                       (8,443)   (2,892,978)
Transfer between
 funds                                   89,015     (53,161)                                      (35,854)
                         ---------   ----------     -------    ----------  --------   ---------   --------    -----------
Net assets
 available for
 benefits,
 December 31,
 1994                   14,962,588   19,483,367   4,383,908                                       261,787    39,091,650

Equity in net
 earnings of the
 Procter & Gamble
 Master Savings
 Trust                   5,200,683      501,819   1,889,593   $  474,490 $   96,028  $   472,654              8,635,267
Interest income                                                                                    26,049        26,049
Transfer from
 unaffiliated plan         165,947                   35,930       48,887     30,096        7,268    2,949       291,077
Distributions to
 participants           (1,383,404)    (166,495)   (215,499)    (155,835)    (3,318)  (1,609,727)  (8,079)   (3,542,357)
Transfer between
 funds                              (19,818,691)  1,471,113    3,971,884  1,244,570   13,206,032  (74,908)
                        -----------  ----------   ---------    ---------  ---------   ----------   -------     ----------
Net assets available
 for benefits,
 December 31,
 1995                  $18,945,814            -  $7,565,045   $4,339,426 $1,367,376  $12,076,227 $207,798   $44,501,686
                       ===========   ==========   =========    ========= ==========   ========== ========    ==========



2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on an accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company Common Stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds), are valued by the fund manager based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust and each participant's account by PNC Bank, Ohio, N.A., the trustee of the Plan.

Expenses of the Plan - All administrative expenses of the Plan are paid by the Parent.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 13, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is and has operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and was tax-exempt as of December 31, 1995 and 1994.

4.  INTEREST IN MASTER TRUST

Effective January 1, 1993, the Parent formed the Procter & Gamble Master Savings Trust (Master Trust) in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC Bank).

Use of a master trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. assets are commingled in the Master Trust, PNC Bank maintains records the purpose of allocating contributions and changes in net assets of the Trust to both participating plans and individual participant accounts upon each plan's or participant's proportionate interest in the Master . The following represents the 1995 audited financial information regarding net assets and investment income of the Master Trust.


Assets of the Master Trust at December 31, 1995 are summarized as follows:


                                     Management
                                     Large         Collective                         Managed
                        Company      Company       Income     Reserve    Diversified   Bond
                        Stock Fund   Fund          Fund       Fund       Fund          Fund       Total

Investments, at
 fair value             $37,568,733  $36,541,114 $1,323,639 $35,298,684 $31,385,977 $7,472,474 $149,590,621
Accrued interest
 and dividends                4,256          124         7          317         106          3        4,813
                         ----------   ----------  ---------  ----------  ----------  ---------  -----------
Total                   $37,572,989  $36,541,238 $1,323,646 $35,299,001 $31,386,083 $7,472,477 $149,595,434
                         ==========   ========== ========== =========== =========== ========== =============
Plan's investment
 in Master Trust        $18,945,814  $ 7,448,618          - $12,289,303 $ 4,248,493 $1,341,554 $ 44,273,782
                         ==========   ========== ========== =========== =========== ========== ============
Plan's percentage
 ownership interest
 in Master Trust                 50%         20%          -          35%          1%        18%          30%
                         ==========   ========= =========== =========== =========== ========== ============


Investments held by the Master Trust at December 31, 1995 are summarized as follows:


                                        Management
                                        Large        Collective                              Managed
                         Company        Company      Income        Reserve    Diversified    Bond
Fair Value               Stock Fund     Fund         Fund           Fund       Fund          Fund       Total

The Procter &
 Gamble Company
 common stock           $36,625,140                                                                  $ 36,625,140
Registered
 investment
 companies                                         $1,323,613                                           1,323,613
Mutual funds                         $36,540,976                 $35,233,082 $31,385,838  $7,472,367  110,632,263
Short-term
 investments                943,593          138           26         65,602         139         107    1,009,605
                         ----------  -----------   ----------    -----------  ----------   ---------- ------------
Total investments
 at fair value          $37,568,733  $36,541,114   $1,323,639    $35,298,684 $31,385,977  $7,472,474 $149,590,621
                         ==========   ==========    =========     ========== ===========   ========= ============


Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:

                                   Management
                                   Large         Collective                         Managed
                      Company      Company       Income     Reserve    Diversified   Bond
                      Stock Fund   Fund          Fund       Fund       Fund          Fund       Total

Net appreciation
 in fair value
 of investments       $16,178,665  $8,040,240  $600,245   $1,663,854  $6,229,037  $1,051,580 $33,763,621
Dividends                 772,124                                                                772,124
Interest                  130,871                              9,098                             139,969
                       ----------   ---------  --------   ----------   ---------  ----------  ----------
Total                 $17,081,660  $8,040,240  $600,245   $1,672,952  $6,229,037  $1,051,580 $34,675,714
                       ==========   =========   =======    =========   =========   ========= ===========
Plan's equity in
 net earnings of
 Master Trust         $ 5,200,683  $1,889,593  $501,819   $  472,654  $  474,490  $   96,028 $ 8,635,267
                       ==========   =========   =======    =========   =========   ========= ===========




5.  INFORMATION CERTIFIED BY THE TRUSTEE

The following represents the 1994 unaudited information regarding the Master Trust, included in the Plan's financial statements, that was prepared by the trustee of the Plan and furnished to the plan administrator. The plan administrator has obtained certification from the trustee that such information is complete and accurate.

Assets of the Master Trust at December 31, 1994 are summarized as follows (unaudited):





                                   Management
                                   Large      Collective                           Managed
                     Company       Company    Income       Reserve    Diversified   Bond
Fair Value           Stock Fund    Fund       Fund         Fund       Fund          Fund         Total


Investments,
 at fair value       $29,770,210 $24,340,386 $21,572,626 $14,713,972 $10,396,609 $4,712,883  $105,506,686
Accrued interest
 and dividends                48         180         403          90         134         68           923
                      ----------  ----------  ----------  ----------  ----------  ---------   -----------
Total                $29,770,258 $24,340,566 $21,573,029 $14,714,062 $10,396,743 $4,712,951  $105,507,609
                      ========== =========== =========== =========== =========== ==========   ===========
Plan's
 investment
 in Master
 Trust               $14,962,615 $ 4,440,935 $19,385,202           -           -          -  $ 38,788,752
                      ========== =========== =========== =========== =========== ==========   ===========
Plan's percentage
 ownership
 interest in
 Master Trust                 50%         18%         90%          -           -          -            37%
                       ========= =========== =========== =========== =========== ==========  ============




Investments held by the Master Trust at December 31, 1994 are summarized as follows (unaudited):


                                   Management
                                   Large      Collective                           Managed
                     Company       Company    Income       Reserve    Diversified   Bond
Fair Value           Stock Fund    Fund       Fund         Fund       Fund          Fund         Total

The Procter &
 Gamble Company
 common stock        $29,720,878                                                             $ 29,720,878
Registered
 investment
 companies                                   $21,563,126                                       21,563,126
Mutual funds                     $24,265,394             $14,674,026 $10,350,211 $4,681,377    53,971,008
Short-term
 investments              49,332      74,992       9,500      39,946      46,398     31,506       251,674
                      ----------  ----------  ----------  ----------  ----------  ---------   -----------
Total
 investments
 at fair value       $29,770,210 $24,340,386 $21,572,626 $14,713,972 $10,396,609 $4,712,883  $105,506,686
                      ========== =========== =========== =========== =========== ==========  ============





Investment income from the Master Trust for the six-month period from July 1, 1994 to December 31, 1994 is summarized as follows (unaudited):

                                   Management
                                   Large         Collective                         Managed
                      Company      Company       Income     Reserve    Diversified   Bond
                      Stock Fund   Fund          Fund       Fund       Fund          Fund       Total

Net appreciation
 in fair value
 of investment        $4,089,347   $949,251    $675,846   $269,512    $234,784    $15,647    $6,234,387
Dividends                331,987                                                                331,987
Interest                   2,230      7,361       2,258      8,484       2,550      1,282        24,165
                       ---------    -------     -------    -------     -------     ------     ---------
Total                 $4,423,564   $956,612    $678,104   $277,996    $237,334    $16,929    $6,590,539
                       =========    =======     =======    =======     =======     ======     =========
Plan's equity
 in net earning
 of Master Trust      $2,091,243   $233,603    $555,635          -           -          -    $2,880,481
                       =========    =======     =======    =======     =======     ======     =========




RICHARDSON-VICKS SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1995

Identity of Issue,
Borrower, Lessor                                          Current
or Similar Party   Description of Investment     Cost     Value

Participant Loans  64 loans with maturities
                   ranging from July 1995 to
                   September 2000 and interest
                   rates ranging
                   from 6.5% - 10%              $   -     $224,783
                                                ======    ========






PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Richardson-Vicks Savings Plan



                                    /s/JOHN R. SMITH
Date:  October 16, 1996           --------------------------------------
                                   John R. Smith
                                   Member, Benefits Committee




                                  EXHIBIT INDEX


Exhibit No.                                                           Page No.

    23            Consent of Deloitte & Touche                          12